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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42967

8-42967

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Innova Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3703 WOODSMAN COURT
(No. and Street)

SUITLAND (City) MARYLAND (State) 20746-1376 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric H. Pookrum, Esq. 301.967.7368
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson, Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive, Suite 508 (Address) Southfield (City) Michigan (State) 48075 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Eric H. Pookrum, Esq., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INNOVA Securities, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



BRITTANY BROWN
NOTARY PUBLIC STATE OF MARYLAND
My Commission Expires July 14, 2020

Notary Public

Signature

Chairman & CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INNOVA SECURITIES, INC.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2016

Table of Contents

Edward Richardson Jr., CPA
15565 Northland Drive West, Suite 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
INNOVA Securities, Inc.
3703 Woodsman Court
Suitland, MD 20746-1376

Report on the Financial Statements

I have audited the accompanying statement of financial condition of INNOVA Securities, Inc. as of December 31, 2016 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of INNOVA Securities, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of INNOVA Securities, Inc. as of December 31, 2016, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of INNOVA Securities, Inc. financial statements. Supplemental Information is the responsibility of INNOVA Securities, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity with 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 10, 2017

INNOVA Securities, Inc.

Financial Statements

Statement of Financial Condition

As of and for the Year-Ended December 31, 2016

	Dec 31, 16
ASSETS	
Current Assets	
Checking/Savings	
ISI-IBW	3,067.79
ISI-SunTrust Bank	4,183.26
Total Checking/Savings	7,251.05
Total Current Assets	7,251.05
TOTAL ASSETS	**7,251.05**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Other A/P and Accrued Expenses	1,000.00
Total Other Current Liabilities	1,000.00
Total Current Liabilities	1,000.00
Total Liabilities	1,000.00
Equity	
Additional PIC	402,422.33
Common Stock	200.00
Preferred Stock	22.00
Retained Earnings	-396,154.62
Net Income	-238.66
Total Equity	6,251.05
TOTAL LIABILITIES & EQUITY	**7,251.05**

The accompanying notes are an integral part of these financial statements.

INNOVA Securities, Inc.

Financial Statements

Statement of Operations

As of and for the Year-Ended December 31, 2016

	Jan - Dec 16
Ordinary Income/Expense	
Income	
Commissions Earned	
UBS	305.58
Total Commissions Earned	305.58
Total Income	305.58
Cost of Goods Sold	
Clearing Charges	
UBS	0.00
Total Clearing Charges	0.00
Total COGS	0.00
Gross Profit	305.58
Expense	
Taxes	
Internal Revenue	
Maryland	
Personal Property Tax	
Maryland - Other	
Total Maryland	
Total 6100000 · Taxes	
Insurance	
Telephone	-32.29
Postage and Delivery	
Office Supplies	185.53
Bank Service Charges	3.00
Contributions	
Charitable	
Total Contributions	
Professional Fees	
Audit	
FINRA	330.00
CE Education	55.00
SIPC	3.00
Other State Regulatory	
Total 6270000 · Professional Fees	388.00
Total Expense	544.24
Net Ordinary Income	-238.66
Net Income	**-238.66**

The accompanying notes are an integral part of these financial statements.

INNOVA Securities, Inc.
Financial Statements
Statement of Cash Flows
As of and for the Year-Ended December 31, 2016

	Jan - Dec 16
OPERATING ACTIVITIES	
Net Income	-238.66
Adjustments to reconcile Net Income to net cash provided by operations:	
1551000 · Commission Receivable - UBS	-305.58
Net cash provided by Operating Activities	-544.24
Net cash increase for period	-544.24
Cash at beginning of period	7,795.29
Cash at end of period	**7,251.05**

The accompanying notes are an integral part of these financial statements.

INNOVA Securities, Inc.

Financial Statements

Statement of Changes in Ownership Equity

As of and for the Year-Ended December 31, 2016

	Preferred Stock $1 Par Value		Common Stock $ Par Value		Additional Paid-In Capital	Retained Earnings	Total
	Shares	Amount	Shares	Amount			
Beginning 2013 Balance	22	22	200	200	402,422	(393,950)	8,694
2013 Net Income/(Loss)	-	-	-	-		(208)	-208
Beginning 2014 Balance	22	22	200	200	402,422	(394,158)	8,486
2014 Net Income/(Loss)	-	-	-	-		537	537
Beginning 2015 Balance	22	22	200	200	402,422	(393,621)	9,023
2015 Net Income/(Loss)	-	-	-	-		(2,533)	-2,533
Beginning 2016 Balance	22	22	200	200	402,422	(396,154)	6,490
2016 Net Income/(Loss)						-239	-239
Beginning 2017 Balance	22	22	200	200	402,422	(396,393)	6,251

The accompanying notes are an integral part of these financial statements.

INNOVA Securities, Inc.
Financial Statements
Statement of Changes in Subordinated Liabilities
As of and for the Year-Ended December 31, 2016

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 pursuant to (k)(2)(1).

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2016	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2016	$ -

The accompanying notes are an integral part of these financial statements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NOTE 1 – ORGANIZATION - The Company is a registered broker/dealer of securities. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA).

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property and Equipment - Depreciation is computed using primarily the straight-line method calculated to amortize the cost of the assets over their estimated useful lives. At December 31, 2016, all of the fixed assets ($15,060) were fully depreciated.

Revenue Recognition - Commission revenues are recognized on a trade date basis.

Income Taxes - Federal and state income taxes are accounted for in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 109. The provision for deferred federal and state income tax expense or benefit represents the net change during the year in the Company's deferred federal and state income tax assets or liabilities.

Deferred federal and state income tax assets (based on current tax laws) represent the amount of federal and state taxes recoverable in future years resulting from future net tax deductions arising from temporary differences in the reporting of certain types of income and expense items for financial statement and for income tax purposes.

Deferred federal and state income tax liabilities represent the amount of taxes payable in future years (based on current tax laws) resulting from future net taxable amounts arising from temporary differences in the reporting of certain types of income and expense items for financial statement and for income tax purposes.

The Company complies with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes that requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as tax benefit or expense in the current year.

Concentrations of Credit Risk - Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. The Company's accounts receivable are primarily due from securities broker/dealers.

Subsequent Events - Management has evaluated subsequent events through February 10, 2017, the date on which the financial statements were available to be issued. No events have occurred since the balance sheet date that would have material impact on the financial statements.

NOTE 2 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) that requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $6,251, which was $1,251 over of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .16 to 1.

NOTE 3 - OTHER REGULATORY REQUIREMENTS

The Company does not hold any funds or securities for the accounts of customers and clears all its customers' transactions through another broker-dealer on a fully disclosed basis. It is therefore exempt for the customer reserve requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(ii).

NOTE 4 - STOCKHOLDERS' EQUITY

Preferred Stock - The Company has 500 shares of $1 par restricted non-voting preferred stock authorized. There are 22.22 shares issued and outstanding.

Common Stock - The Company has 8,000 shares of $1 par common stock authorized with 200 shares issued and outstanding.

NOTE 5 - PROFIT-SHARING- RETIREMENT PLAN

The Company has in effect a contributory, incentive profit-sharing retirement plan for all eligible employees. Company contributions to the plan are at the discretion of the Board of Directors, but may not exceed the maximum allowable deduction permitted under the Internal Revenue Code at the time of the contribution. The Company did not make a contribution to the plan for the year ended December 31, 2016.

While the Company expects to continue the plan indefinitely, it has reserved the right to modify, amend or terminate the plan. In the event of termination, the entire amount contributed under the plan must be applied to the payment of benefits to the participants or their beneficiaries.

Supplementary Schedules

Pursuant to Rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2016

See accountant's audit report

INNOVA Securities, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2016

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER S.E.C RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Stockholders' Equity at December 31, 2016	$ 7,251
Deductions and/or Charges	
Non-Allowable Assets	$ 1,000
Net Capital	$ 6,251

SCHEDULE II

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum Net Capital Requirement	$ 67
Minimum Net Capital Requirement of the Company	$ 5,000
Net Capital Requirement (great of 1 or 2 above)	$ 5,000
Excess Net Capital	$ 1,251
Excess Net Capital at 10% of A.I. or 120% of Minimum Dollar Net Capital Requirement	$ 251
Ratio of Aggregate Indebtedness to Net Capital	.16

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate Indebtedness Liabilities from Statement of Financial Condition	$ 1,000

SCHEDULE III

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no differences in the computation of net capital between this report and the corresponding computation prepared by the Company for inclusion in its unaudited Part II Focus Report as of December 31, 2016.

INNOVA Securities, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2016

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2016, the Company had net capital of $6,251, which was $1,251 in excess of its required net capital of $5,000. The Company's net capital ratio was .16 to 1. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule [15c3-3(k)(2)(ii)]; all customer transactions were cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report that includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2016

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 10, 2017

Board of Directors
INNOVA Securities, Inc.
3703 Woodsman Court
Suitland, MD 20746-1376

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) INNOVA Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which INNOVA Securities, Inc. claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii), and (2) INNOVA Securities, Inc. stated that INNOVA Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. INNOVA Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about INNOVA Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA

INNOVA℠

INNOVA Securities, Inc.
3703 Woodsman Court
Suitland, MD 20746-1376
TEL (301) 967-7368

Eric H. Pookrum, Esq.
Chief Executive Officer

February 10, 2017

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE December 31, 2016

Dear Mr. Richardson Jr.,

Please be advised that INNOVA Securities, Inc. has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of January 1, 2016 through December 31, 2016. INNOVA Securities, Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis (exchange-traded directed commissions). INNOVA Securities, Inc.'s past business has been of similar nature and has complied with this exemption since its inception.

Eric H. Pookrum, Esq., the CEO of INNOVA Securities, Inc. has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2016.

Eric H. Pookrum, Esq. has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected INNOVA Securities, Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at 301.967.7368.

Very truly yours,



Eric H. Pookrum, Esq.
CEO, INNOVA Securities, Inc.

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended December 31, 2016

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

Eric H. Pookrum, Esq.
INNOVA Securities, Inc.
3703 Woodsman Court
Suitland, MD 20746-1376

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2016 to December 31, 2016, which were agreed to by INNOVA Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating INNOVA Securities, Inc. Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). INNOVA Securities, Inc.'s management is responsible for INNOVA Securities, Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amount of $0.00.

2. Compared audited Total Revenue for the period of January 01, 2016 through the December 31, 2016 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, INNOVA Securities, Inc. had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr CPA

February 10, 2017

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

15*15*******1757*********************MIXED AADC 220
42967 FINRA DEC
INNOVA SECURITIES INC
3703 WOODSMAN CT
SUITLAND MD 20746-1376

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Eric Pookrum;301.967.7368

2. A. General Assessment (item 2e from page 2) $ 0

B. Less payment made with SIPC-6 filed (exclude interest) (3)
3/9/16
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 3

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 3

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐
Total (must be same as F above) $ 0

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

INNOVA Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the ~~2nd~~ 9th day of February, 20 17.

CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2016 and ending 12/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 0
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$ 0
2e. General Assessment @ .0025	$ 0 (to page 1, line 2.A.)